NYSE
AN ICE EXCHANGE

January 22, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
Exchange Traded Concepts Trust, under the Exchange Act of 1934:

- Range Nuclear Renaissance Index ETF

- Range Global Coal Index ETF

- Range Global LNG Ecosystem Index ETF

- Range Global Offshore Oil Services Index ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com